[LETTERHEAD]
                            Silicon Valley Law Group

                               December 7, 2005


             VIA FEDERAL EXPRESS; FILED VIA EDGAR - CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn:	John L. Krug, Esq.
	Division of Corporate Finance
	Mail Stop 0610

	Re:	Enable IPC Corporation
		Registration Statement on Form SB-2
          	File No. 333-125504

Dear Mr. Krug:

On behalf of Enable IPC Corporation, a Delaware corporation (the "Company"), we have been authorized to present the following responses to that certain letter from the Staff dated October 27, 2005 (the "Comment Letter"), relating to Amendment No. 1 to the Company's Registration Statement on Form SB-2 (File No. 333-125504) (the "Registration Statement") and our letter of October 3, 2005 (the "October 3rd Letter") responding to the earlier letter from the Staff dated June 29, 2005 (the "June 29th Letter").

The Staff's comments have been set forth below in italics, and the following paragraphs have been numbered to correspond to the numeration of the Comment Letter.

"If we do not raise additional capital. . . . ," page 5

	1. We note your response to comments 16-18 and the related revisions in the prospectus and Item 26 of the registration statement. Please provide a detailed analysis concerning why the unregistered sales of securities should not be integrated with the registrant's proposed public offering. Please include a description of the facts and circumstances of each respective sale. We may have additional comments.

The Company was only formed in March of 2005, and received its initial funding, technology and other assets (including assets as mundane as office supplies)
through the issuance of shares of common stock.   With respect to this initial
funding, the Company issued an aggregate of 2,546,215 shares of its common stock to an aggregate of 19 individuals (the "Initial Investors" at a price of $0.005 per share, receiving total proceeds of $12,731 in cash. The Initial Investors are all close personal and business associates of David A. Walker, the Company's Chief Executive Officer and a member of the Board of Directors. With respect to the referenced technology, in March 2005 the Company issued an aggregate of 2,000,000 shares of common stock to Dr. Sung H. Choi in consideration for the transfer of technology pursuant to that certain Technology and Patent Assignment. Finally, with respect to the Company's acquisition of its other assets, in March 2005 the Company issued an aggregate of 750,000 shares of common stock to Rastiff Business Ventures, Inc., in consideration for equipment, other fixed assets and office supplies with an aggregate valuation of $3,750.
A detailed schedule of these investments is enclosed with our response to Comment 4 below. The Initial Investors, Dr. Choi and Rastiff Business Ventures, Inc. all signed subscription documents containing representations regarding their intent to hold the common stock for investment.

The initial $12,371 in cash received by the Company was intended to provide its funding for the incorporation process. However, shortly after the Company's formation, management of the Company realized that additional funding would be required to set up its initial operations and build an infrastructure sufficient to support the goal of becoming a publicly traded company. Therefore, management immediately began to raise additional capital to fund these basic operations. In July 2005, the Company issued a series of seven warrants to Reuven Zfat, an accredited private investor and a long-time personal and business associate of Mr. Walker. The warrants are to purchase an aggregate of 1,050,000 shares of common stock (150,000 shares per warrant) at an exercise price of $0.10 per share. To date, Mr. Zfat has exercised one warrant per month, for an aggregate issuance of 450,000 shares of common stock and cash proceeds to the Company of $45,000. Additional funds for continuing operations have been raised through the issuance of an aggregate of 1,287,000 shares of common stock to an aggregate of 20 investors (again, personal and business colleagues of the Company) for aggregate proceeds of $130,500.

In the past few months, the Company has been modestly successful in obtaining initial operating capital through the private placement of its securities. However, the capital raised for the Company's initial operations was woefully insufficient (and in fact, not intended) to fund the research and development required for the commercialization of the Company's technology. This funding was the purpose behind the Company's preparation and filing of the subject Registration Statement. As you can see from the section of the prospectus captioned "Use of Proceeds", most of the funds to be raised from the Company's public offering of common stock will be used for research and development of its technology (see page 16 of the prospectus). The use of the funds raised from the Company's private placement therefore differs from the use of the funds to be raised from the proposed public offering.

The factors most commonly used in an analysis of integration are found in Rule 502 of Regulation D, promulgated under the Securities Act of 1933, as amended. These factors are:

- whether the sales are part of a single plan of financing; - whether the sales involve issuance of the same class of securities; - whether the sales have been made at or about the same time; - whether the same type of consideration is being received; and - whether the sales are made for the same general purpose.

An analysis of these factors indicates that the private placement conducted by the Company should not be integrated with the proposed public offering. As set forth above, the Company undertook a private placement of common stock to fund its incorporation and initial operations. The purpose of the Registration Statement, however, is primarily to provide funds for research and development and subsequent commercialization of the Company's technology. Therefore, the sales are not part of a single plan of financing.

The sales also do not involve issuance of the same class of securities. As indicated above, a significant portion of the private placement involved the issuance of warrants, most of which have not been exercised to date. The proposed public offering does not involve the issuance and sale of warrants by the Company.

A time differential also exists between the private placement and the proposed public offering. The private placement commenced in March 2005, concurrent with the formation of the Company, and concluded in September 2005. The proposed public offering will not occur before the end of 2005, and in fact given the other duties of the Company's sole employee/manager, it is unlikely that the Company will commence significant efforts to market the common stock before the end of Jaunuary 2006.

As set forth above, the type of consideration given in the private placement was more diverse than the consideration to be expected in the proposed public offering. The Company received cash, technology, assets and office supplies as consideration for common stock in the private placement. It anticipates that common stock will only be sold for cash in the proposed public offering.

Finally, as indicated above, the sales of common stock in the private placement were for a different purpose than the proposed sales of stock in the public offering. The Company sold common stock in the private placement to set up its initial operations, including its incorporation, the acquisition of its core technology, the purchase of some fixed assets and the provision of office supplies. The purpose of selling common stock in the proposed public offering is to fund the Company's research and development and the related commercialization of its technology.

For these reasons, we respectfully suggest that the Company's private placement should not be integrated with its proposed public offering.

Financial Statements, page 53

3.  Intangible Assets, page F-11

	 2. Regarding your response to prior comment sixty, please address the applicability of and your compliance with specific paragraphs of APB 29, SFAS 2, FIN 4, SFAS 5, SFAS 123, SFAS 142, and any other relevant literature. In so doing:

- Please tell us why your "conservative approach" is appropriate, especially as you believe that the fair value of the patent application exceeds the amount your [sic] recognized. In this regard, even if "a conservative approach" was appropriate, it is unclear how subsequently recognizing less amortization expense is conservative. In addition, please clarify why you did not appear to regard the present value of the minimum annual royalty payments as consideration that could have provide [sic] a basis for determining the fair value of the patent application.

- Please tell us the business reasons for the minimum annual royalty payments, including the extent to which they served as a financing mechanism, and any circumstances where you would not have to pay them. In addition, please justify your belief that they should not have been recognized as a liability. Furthermore, please tell us whether the present value of the minimum annual royalty payments should have reduced the amount attributed to the stock and why.

Please note that pursuant to the Staff's comments, the Company has revised the year end and subsequent financial statements to reflect the present value of the future minimum annual royalty payments as a liability. In addition, management has revised the value of the patent to reflect this amount under "Intangible Assets".

The minimum annual royalty payment schedule was negotiated in return for the assignment of the technology covered by the patent application and is not a license. There are no performance milestone mechanisms associated with the minimum annual royalty payments. These payments are not the direct result of any research and development activity and the Company's failure to make any of these payments would constitute a breach of contract and, in such an extraordinary case, the agreement provides for the technology to be assigned back to the original Assignor (Dr. Choi).

The Company has entered into a Technology and Patent Assignment (the "Agreement"), whereby the technology is assigned to the Company in exchange for an initial payment of 2,000,000 shares of common stock and subsequent annual royalties of 5% of net sales, with minimum annual royalties detailed on a schedule with a net present value (as of March 31, 2005) of $573,857.

In APB Opinion No. 29, Accounting for Nonmonetary Transactions, which discusses the exchange of nonmonetary assets (such as stocks) for goods and services, the FASB concluded that accounting for nonmonetary transactions should be based on the fair values of the assets involved. Based on this Opinion, the transaction referenced by your comment involves both an initial fee, paid in stock (that is appropriately valued in accordance with SFAS 123 [see below]) and subsequent royalty payments with guaranteed minimums that, in management's opinion, and in the opinion of the Assignor of the technology under the Agreement, reflect the value of the asset.

R&D cost accounting as discussed in paragraphs of SFAS 2, Accounting for Research and Development Costs and FIN 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method do not apply to this Agreement under discussion because this transaction was conducted for the purpose of acquiring the technology - not conducting research in the technology. Actual research and development costs are accounted for in accordance with this Statement. However, the Company also notes that this technology has possible alternative future uses (including super capacitors, solid oxide fuel cells and other ideas that we may or may not explore). Paragraph 11(c) states that the costs of intangibles purchased from others that have alternative future uses "shall be capitalized and amortized as intangible assets in accordance with APB Opinion No. 17." Therefore, the Company has capitalized and amortized these costs, including the present value of the minimum annual royalties.

Regarding SFAS 5, Accounting for Contingencies, management determined that, since this transaction involves the actual ownership of the technology and not a license or other right to use, it should be considered an asset and the present value of the minimum annual royalties owed should be accounted for as liabilities.

SFAS 123, Accounting for Stock Based Compensation, is probably applicable in this case under paragraphs 8-10, "Accounting for Transactions with Other Than Employees", which states that the transaction for goods or services shall be accounted for based on "the fair value of the equity instruments issued." As stated in our initial response on October 3, 2005 to Item 60, the stock issued to Dr. Choi, which was granted at the founding of the Company on March 17, 2005, was valued at the same price as all the stock issued at that time: $0.005 per share, which was determined by all to be the fair value of the stock. This was clearly established in that all the stock issued in connection with the establishment of the Company was valued at the same price.

SFAS 142, Goodwill and Other Intangible Assets, is applicable in this case. Specifically, paragraph 9 states that an intangible asset (like our patent application) that is acquired "shall be individually recognized and measured based on its fair value." With no other factors known to help determine the fair value, the determination of the fair value was made in the negotiation of the Technology and Patent Assignment Agreement by discussion with the inventor and the Company. And, according to paragraph 23, the fair value of the asset is "the amount at which that asset . . .could be bought (or incurred) or sold (or settled) in a current transaction between willing parties." Since this amount includes the minimum annual royalties as well, we determined that the present value of the minimum annual royalties should, indeed, be included in this
figure.   In addition, management has determined the useful life of the technology as 20 years - the legal length of a US patent (paragraph 11(c)).

Therefore, management has revised the year end and subsequent financial statements to reflect the present value of the future minimum annual royalty payments as a liability. In addition, the Company has revised the value of the patent to reflect this amount under "Intangible Assets".

Regarding the business reasons for this arrangement, management recognized that the value of the technology will increase as it nears commercialization and, therefore, set up a minimum annual royalty schedule that management believes may approximate the probable increasing value of the technology as the Company continues down the commercialization path and gets closer to sales and profitability.

In making this determination, both parties to the Agreement noted that the Company's closest competitors have non-exclusively licensed a thin film battery technology from Oak Ridge National Laboratory (ORNL). In doing so, they have paid (according to Ashok Choudhury, license coordinator for ORNL, with whom management spoke about the ORNL technology license terms) an initial fee (in July 2004, the asking initial fee was $150,000 according to Mr. Choudhury) plus minimum annual royalty payments that vary depending on the fields of use and the individual business plans. Oak Ridge Micro Energy, one of the Company's competitors and a licensee of the ORNL technology, disclosed its remaining minimum annual royalty payments which, today, has a present value of $429,193.

The Company therefore believes that with the above-referenced revision to the financial statements, it has responded to the Staff's concerns regarding the patent application and the transaction by which it was conveyed to the Company. Please let us know if you have any additional questions.

 4.  Common Stock, page F-11

	3. Please provide the itemized schedule that you said, in response to prior comment 62, was enclosed, as we do not see where it was enclosed.

We enclose herewith the itemized schedule, and apologize for its omission from the earlier filing.

General

	4. We note your responses to comments 3 and 40; however, we have not received the requested supplemental information referred to in your correspondence. Please provide this information as soon as practicable. We may have additional comments subsequent to our review.

The requested material was enclosed in our courtesy package to Song Brandon, Esq., sent via Federal Express on October 3, 2005. An additional copy of the material will be enclosed in the courtesy copy of this letter, being sent concurrently herewith via Federal Express.

Thank you again for your assistance, and please contact me if you have any questions or comments regarding this matter.

						Very truly yours,

						SILICON VALLEY LAW GROUP
						A Law Corporation

						By:/s/ Cathryn S. Gawne
						   _________________
						   Cathryn S. Gawne, Esq.
Enclosures

cc:  Mr. David A. Walker


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